B3/11

BB 3/11

03013806

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 0 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-53527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Growthink Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1800 Abbot Kinney, Suite B
(No. and Street)

Venice | CA | 90291
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jay Turo (310) 823-6505
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 | Northridge | California | 91324
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay Turo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Growthink Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 17th day of January, 2003

Notary Public

Signature

Managing Director
Title

VALERIE VERDUGO
COMM. # 1295439
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. MARCH 24, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Growthink Securities, Inc.
(A Development Stage Company)

I have audited the accompanying statement of financial condition of Growthink Securities, Inc. (A Development Stage Company) as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Growthink Securities, Inc. (A Development Stage Company) as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 9, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Growthink Securities, Inc.
(A Development Stage Company)
Statements of Financial Condition
December 31, 2002

Assets

Cash	$ 6,278
Prepaid expenses	128
Total assets	$ 6,406

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable	$ 56
Total liabilities	56
Stockholders' equity	
Common stock, no par value, 10,000,000 shares authorized, 2,000,000 issued and outstanding	20,000
Deficit accumulated during the development stage	(13,650)
Total stockholders' equity	6,350
Total liabilities & stockholders' equity	$ 6,406

The accompanying notes are an integral part of these financial statements.

Growthink Securities, Inc.
(A Development Stage Company)
Statement of Operations
For the Year Ended December 31, 2002

Revenues	$ –
Total revenue	–
Expenses	
Taxes, licenses, & fees, other than income taxes	2,365
Other expenses	11,285
Total expenses	13,650
Income (loss) before income tax provision	(13,650)
Income tax provision	–
Total income tax provision	–
Net income (loss)	$ (13,650)

The accompanying notes are an integral part of these financial statements.

Growthink Securities, Inc.
(A Development Stage Company)
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Capital Stock	Deficit Accumulated During the Development Stage	Total
Balance, at January 1, 2002	$ –	$ –	$ –
Issuance of capital stock	$ 20,000	$ –	$ 20,000
Net income (loss)	–	(13,650)	(13,650)
Balance, at December 31, 2002	$ 20,000	$ (13,650)	$ 6,350

The accompanying notes are an integral part of these financial statements.

Growthink Securities, Inc.
(A Development Stage Company)
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flow from operating activities		
Net income (loss)		$ (13,650)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Prepaid expenses	$ (128)	
(Decrease) increase in:		
Accounts payable	56	
Total adjustments		(72)
Net cash used in operating activities		(13,722)
Cash flows from investing activities		–
Cash flows from financing activities		
Issuance of capital stock	20,000	
Net cash provided by operating activities		20,000
Net increase in cash		6,278
Cash at the beginning of the year		–
Cash at the end of the year		$ 6,278

Supplemental disclosure of cash flow information

Cash paid during the year ended December 31, 2002

Income taxes	$ –
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Growthink Securities, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Year Ended December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Growthink Securities, Inc. (the "Company") has been in the development stage since its formation on December 6, 2001 in the state of California. A development stage company devotes substantially all of its efforts to establishing a new business, and no significant revenues have been produced. The Company commenced operations in private placements of securities and market research for venture capital. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising cost are expensed as incurred.

Note 2: INCOME TAXES

The Company elected not to record the California state minimum franchise tax of $800, for the year ended December 31, 2002, per an expense sharing agreement (Note 3). The related party will pay this tax.

The Company has elected to carry-forward its operating loss at December 31, 2002. This operating loss carry-forward may be applied against future taxable income, resulting in a deferred tax asset of approximately $1,960, that expires in the year 2022. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Growthink Securities, Inc.
(A Development Stage Company)
Notes to Financial Statements
For the Year Ended December 31, 2002

Note 3: RELATED PARTY TRANSACTIONS

Shareholders in the Company are also shareholders in a related entity - Growthink, Inc. The Company has an expense sharing agreement with the related entity. As outlined in the agreement, one-third (⅓) of all operating expenses will be shared. However, in an addendum dated April 30, 2002, the expense allocation will be waived for 2002 without recourse.

Note 4: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2002, the Company's net capital of $6,222 exceeded the minimum net capital requirement by $1,222; and the Company's ratio of aggregate indebtedness ($56) to net capital was 0.00 to 1, which is less than the 8 to 1 maximum ratio required of a first year Broker/Dealer.

Growthink Securities, Inc.
(A Development Stage Company)
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital		
Stockholders' equity		
Common stock	$ 20,000	
Deficit accumulated during the development stage	(13,650)	
Total stockholders' equity		$ 6,350
Less: Non allowable assets		
Prepaid expenses	(128)	
Total adjustments		(128)
Net capital before haircuts		6,222
Net Capital		6,222
Computation of net capital requirements		
Minimum net capital requirements		
12.5 percent of net aggregate indebtedness	$ 7	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 1,222
Percentage of aggregate indebtedness to net capital	0.00:1	

There was no material difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2002.

See independent auditor's report

Growthink Securities, Inc.
(A Development Stage Company)
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2002

A computation of reserve requirement is not applicable to Growthink Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report

Growthink Securities, Inc.
(A Development Stage Company)
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to Growthink Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report

Growthink Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Growthink Securities, Inc.

In planning and performing my audit of the financial statements of Growthink Securities, Inc. for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Growthink Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 9, 2003